EXHIBIT 99.1

Quarterly Report to Shareholders

TC Energy delivers strong third quarter performance and updates three-year financial outlook
Extending outlook to 2028, reinforced by clear investment visibility through end of decade
$0.7 billion of new growth projects sanctioned in third quarter, totalling over $5 billion of low-risk, accretive growth projects announced over past 12 months

CALGARY, Alberta – November 6, 2025 – TC Energy Corporation (TSX, NYSE: TRP) (TC Energy or the Company) released its third quarter results today alongside an updated three-year financial outlook and 2026 strategic priorities. François Poirier, TC Energy’s President and Chief Executive Officer commented, "Driven by robust North American energy fundamentals, strong asset performance and exceptional project execution, we are extending our five to seven per cent annual comparable EBITDA1 growth outlook through 2028." Poirier continued, “Our strategy is working, we're delivering consistent value without taking on additional risk. Over the past 12 months, we have sanctioned over $5 billion in new growth projects across our North American natural gas and power portfolio, including the announcement today of three natural gas pipeline projects. Collectively these projects are expected to deliver a weighted average build-multiple2 of approximately 5.9 times and are backed by 20-year take-or-pay or cost-of-service contracts. This exemplifies our low-risk capital allocation framework, focused on high-return, in-corridor projects, underpinned by long-term contracts with strong counterparties. Our year-to-date performance continues to demonstrate the strength of our opportunity set and our ability to consistently deliver low-risk, solid growth and repeatable performance.”
Financial Highlights
(All financial figures are unaudited and in Canadian dollars unless otherwise noted)
•Third quarter 2025 financial results from continuing operations3:
◦Comparable earnings1 of $0.8 billion or $0.77 per common share1 compared to $0.9 billion or $0.86 per common share in third quarter 2024
◦Net income attributable to common shares of $0.8 billion or $0.78 per common share compared to $1.3 billion or $1.29 per common share in third quarter 2024
◦Comparable EBITDA of $2.7 billion, compared to $2.4 billion in third quarter 2024
◦Segmented earnings of $1.9 billion compared to $2.4 billion in third quarter 2024
•2025 outlook:
◦Comparable EBITDA is expected to be in the range of $10.8 to $11.0 billion
◦Comparable earnings per common share (EPS) outlook remains consistent with our 2024 Annual Report, and is expected to be lower than 2024
◦Capital expenditures are anticipated to be on the lower end of $6.1 to $6.6 billion on a gross basis, and $5.5 to $6.0 billion of net capital expenditures4, reflecting capital efficiency through successful project execution in 2025

1 Comparable EBITDA, comparable earnings and comparable earnings per common share are non-GAAP measures used throughout this news release. These measures do not have any standardized meaning under GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. The most directly comparable GAAP measures are Segmented earnings, Net income attributable to common shares and Net income per common share, respectively. We do not forecast Segmented earnings. For more information on non-GAAP measures, refer to the Non-GAAP and Supplementary financial measure section of this news release.
2 Build multiple is a non-GAAP ratio calculated by dividing capital expenditures by comparable EBITDA. Please note our method for calculating build multiple may differ from methods used by other entities. Therefore, it may not be comparable to similar measures presented by other entities. For more information on non-GAAP measures and the supplementary financial measure, refer to the Non-GAAP and Supplementary financial measure section of this news release.
3 Prior year results have been recast to reflect the Liquids Pipelines business as a discontinued operation as a result of the Spinoff Transaction.
4 Net capital expenditures are adjusted for the portion attributed to non-controlling interests and is a supplementary financial measure used throughout this news release. For more information on non-GAAP measures and the supplementary financial measure, refer to the Non-GAAP and Supplementary financial measure section of this news release.

•2026 and three-year outlooks:
◦2026 comparable EBITDA is expected to be $11.6 to $11.8 billion, representing a six to eight per cent year-over-year growth
◦2028 comparable EBITDA is expected to be $12.6 to 13.1 billion, representing a five to seven per cent annual growth rate between 2025 and 2028
•Declared a quarterly dividend of $0.85 per common share for the quarter ending Dec. 31, 2025.
Operational Highlights
•Canadian Natural Gas Pipelines deliveries averaged 23.0 Bcf/d, up two per cent compared to third quarter 2024
◦Total NGTL system receipts averaged 14.0 Bcf/d, up one per cent compared to third quarter 2024
•U.S. Natural Gas Pipelines daily average flows were 26.3 Bcf/d, in line with third quarter 2024
◦Deliveries to LNG facilities averaged 3.7 Bcf/d, up 15 per cent compared to third quarter 2024, and set a new daily record of 4.0 Bcf on Aug. 7, 2025
•Mexico Natural Gas Pipelines flows averaged 3.3 Bcf/d, two per cent higher than third quarter 2024
•Bruce Power achieved 94 per cent availability in third quarter 2025
•Cogeneration power plant fleet achieved 87.7 per cent availability in third quarter 2025, reflecting planned maintenance on the MacKay River facility.
Project Highlights
•Year-to-date, we have placed approximately $8 billion of assets into service on time and under budget
◦In September, the Valhalla section of NGTL’s Valhalla North and Berland River (VNBR) project was placed in service ahead of schedule, with a capital cost of approximately $0.2 billion. The VNBR project, which consists of new pipeline, one new non-emitting electric compressor unit and associated facilities, is designed to provide approximately 0.4 Bcf/d of incremental capacity on the NGTL System
◦The VR project on our Columbia system was placed in service in November 2025, with total project costs of approximately US$0.5 billion. The project is designed to provide incremental capacity from Greensville County, Virginia to delivery points in Norfolk, Virginia
◦The WR project, providing mainline capacity to multiple points of delivery on our ANR System in Wisconsin, was placed in-service in November 2025, with total project costs of approximately US$0.7 billion
•Approved $0.7 billion of in-corridor projects with a weighted average build multiple of 5.9x, including:
◦The US$0.3 billion TCO Connector and US$0.1 billion Midwest Connector projects on our Columbia Gas and extended system. Together these projects are designed to provide approximately 0.6 Bcf/d of capacity to serve new natural gas-fired power generation supporting forecasted electric generation growth, including expected data centre growth. The TCO Connector and Midwest Connector projects have anticipated in service dates of 2030 and 2031, respectively
•We remain focused on maximizing the value of our assets. On Oct. 30, 2025, FERC approved the settlement filing on the Section 4 Columbia Gas Rate Case, which includes an increase relative to pre-filed rates.

	three months ended September 30		nine months ended September 30
(millions of $, except per share amounts)	2025	2024[1]	2025	2024[1]

Income
Net income (loss) attributable to common shares from continuing operations	813	1,338	2,653	3,130
per common share – basic	$0.78	$1.29	$2.55	$3.02

Segmented earnings (losses)
Canadian Natural Gas Pipelines	533	495	1,600	1,510
U.S. Natural Gas Pipelines	801	1,330	2,817	3,135
Mexico Natural Gas Pipelines	407	237	809	715
Power and Energy Solutions	190	354	637	826
Corporate	(3)	(33)	(15)	(120)
Total segmented earnings (losses)	1,928	2,383	5,848	6,066

Comparable EBITDA from continuing operations
Canadian Natural Gas Pipelines	913	845	2,726	2,537
U.S. Natural Gas Pipelines	1,062	1,002	3,518	3,311
Mexico Natural Gas Pipelines	416	265	968	765
Power and Energy Solutions	266	326	791	873
Corporate	(3)	(26)	(15)	(56)
Comparable EBITDA from continuing operations	2,654	2,412	7,988	7,430
Depreciation and amortization	(701)	(628)	(2,050)	(1,896)
Interest expense included in comparable earnings	(848)	(777)	(2,535)	(2,340)
Allowance for funds used during construction	55	210	417	551
Foreign exchange gains (losses), net included in comparable earnings	22	(33)	67	(41)
Interest income and other	47	61	147	204
Income tax (expense) recovery included in comparable earnings	(260)	(180)	(846)	(604)
Net (income) loss attributable to non-controlling interests included in comparable earnings	(136)	(145)	(468)	(457)
Preferred share dividends	(28)	(26)	(84)	(76)
Comparable earnings from continuing operations	805	894	2,636	2,771
Comparable earnings per common share from continuing operations	$0.77	$0.86	$2.53	$2.67
1Results reflect continuing operations.

	three months ended September 30			nine months ended September 30
(millions of $, except per share amounts)	2025		2024	2025		2024

Cash flows[1]
Net cash provided by operations[2]	1,920		1,915	5,452		5,612
Comparable funds generated from operations[2,3]	1,790		1,915	5,703		6,225
Capital spending[4]	1,506		2,109	4,694		5,597
Disposition of equity interest, net of transaction costs[5]	—		(7)	—		419
Dividends declared
per common share	$0.85	[6]	$0.96	$2.55	[6]	$2.88
Basic common shares outstanding (millions)
– weighted average for the period	1,040		1,038	1,040		1,038
– issued and outstanding at end of period	1,041		1,038	1,041		1,038
1Includes continuing and discontinued operations.
2Includes Liquids Pipelines earnings for the three and nine months ended September 30, 2024 compared to Liquids Pipelines earnings of nil for the same periods in 2025. Refer to the 2024 Annual Report for additional information.
3Comparable funds generated from operations is a non-GAAP measure used throughout this news release. This measure does not have any standardized meaning under GAAP and therefore is unlikely to be comparable to similar measures presented by other companies. The most directly comparable GAAP measure is net cash provided by operations. For more information on non-GAAP measures, refer to the Non-GAAP and Supplementary financial measure section of this news release.
4Capital spending reflects cash flows associated with our Capital expenditures, Capital projects in development and Contributions to equity investments. Refer to Note 4, Segmented information, of our Condensed consolidated financial statements for additional information.
5Included in the Financing activities section of the Condensed consolidated statement of cash flows.
6Reflects dividends declared following the Spinoff Transaction.

CEO Message
Throughout the first nine months of 2025, we continue to showcase the strength of our business and our differentiated exposure to the fastest-growing segments of the energy market, natural gas and power. Our performance reinforces that our strategy is working, and we continue to deliver consistent value without increasing our risk exposure. Performance in the third quarter reflects successful execution against our clear set of strategic priorities as we continue to safely and reliably connect energy across North America. For the nine months ended Sept. 30, 2025, comparable EBITDA increased approximately eight per cent, and segmented earnings decreased by approximately four per cent compared to the same period in 2024. The outlook for our business continues to be shaped by compelling structural trends across North America’s energy landscape. Growing demand, favourable regulatory momentum, and a clear path to long-term, low-risk growth are reinforcing our confidence in the value we’re delivering to shareholders.
Our latest forecast expects North American natural gas demand to increase by 45 Bcf/d by 2035, primarily driven by a tripling of LNG exports and unprecedented power demand from data centres and coal-to-gas conversions. We believe TC Energy’s infrastructure plays a vital role in meeting this growing energy need. Year-to-date, we have placed approximately $8 billion of projects into service on time and 15 per cent under budget and expect to place $8.2 billion of projects into service by year-end. This is slightly lower than prior expectations, due in part to capital efficiencies achieved through successful project execution. In September, we placed the Valhalla section of the VNBR project on our NGTL system into service ahead of schedule. In November, on our Columbia and ANR systems respectively, we successfully placed the US$0.5 billion VR and the US$0.7 billion WR projects in service on time and under budget. These projects add critical capacity in growing markets, while advancing system modernization. In 2026, we expect to place approximately $4 billion of capital into service, including Bruce Power Unit 3 as part of the Major Component Replacement (MCR) program. Supported by a long-term contract with the Ontario IESO through 2064, the successful execution of each MCR unit is expected to enhance availability, delivering reliable, baseload, non-emitting electricity in a market where demand is projected to grow by 75 per cent through 20501. These initiatives demonstrate our ability to consistently deliver executable growth that contributes to sustained, long-term financial resilience.
Momentum is accelerating across all three countries in North America as regulatory shifts signal potential for clearer and faster permitting. With TC Energy’s continental-scale incumbency and focused natural gas and power portfolio, we are well-positioned to capitalize on long-term, low-risk, structural growth opportunities that create sustainable value while meeting North America’s growing energy needs. Over the past 12 months, we have sanctioned over $5 billion in new growth projects that exemplify our disciplined approach to capital allocation, prioritizing low-risk projects with strong returns. This includes $0.7 billion of recently sanctioned growth projects, all underpinned by 20 year take-or-pay or cost-of-service contracts with strong counterparties, and expected to deliver a weighted average build multiple of 5.9x. Among these projects are the US$0.3 billion TCO Connector and US$0.1 billion Midwest Connector projects on our Columbia Gas and extended system. With anticipated in service dates of 2030 and 2031 respectively, the projects are designed to provide a total of 0.6 Bcf/d of capacity to serve new natural gas-fired power generation supporting forecasted electric generation growth, including expected data centre growth. With 17 Bcf/d of projects currently in development2, we remain focused on creating enduring value for shareholders while meeting North America’s evolving energy needs.
Reflecting clear visibility to stable, low-risk growth driven by strong demand signals, favourable regulatory momentum, exceptional asset performance and project execution, we have updated our three-year financial outlook through 2028. We now expect 2026 comparable EBITDA to be $11.6 to $11.8 billion, an increase of six to eight per cent over 2025. Our 2025 to 2028 outlook includes an expected comparable EBITDA range of $12.6 to $13.1 billion that implies an additional five to seven per cent growth rate on a compounded annual basis. As we continue to advance our strategic priorities - executing a selective portfolio of growth projects, maintaining financial strength and agility, while maximizing the value of our assets through safety
1 Ontario IESO
2 TC Energy in-development includes project capacity sanctioned, under construction and in origination.

and operational excellence, we believe we are well positioned to deliver predictable, repeatable value for shareholders through the end of the decade and beyond.
TC Energy’s Board of Directors approved a quarterly common share dividend of $0.85 per common share for the quarter ending Dec. 31, 2025, equivalent to $3.40 per common share on an annualized basis.

Teleconference and Webcast
We will hold a teleconference and webcast on Thursday, November 6, 2025 at 6:30 a.m. (MT) / 8:30 a.m. (ET) to discuss our     third quarter 2025 financial results and Company developments. Presenters will include François Poirier, President and Chief Executive Officer; Sean O'Donnell, Executive Vice-President and Chief Financial Officer; and other members of the executive leadership team.
Members of the investment community and other interested parties are invited to participate by calling 1-833-752-3826 (Canada/U.S. toll free) or 1-647-846-8864 (International toll). No passcode is required. Please dial in 15 minutes prior to the start of the call. Alternatively, participants may pre-register for the call here. Upon registering, you will receive a calendar booking by email with dial in details and a unique PIN. This process will bypass the operator and avoid the queue. Registration will remain open until the end of the conference call.
A live webcast of the teleconference will be available on TC Energy's website at TC Energy — Events and presentations or via the following URL: https://www.gowebcasting.com/13944. The webcast will be available for replay following the meeting.
A replay of the teleconference will be available two hours after the conclusion of the call until midnight ET on Thursday, Nov. 13, 2025. Please call (1-855-669-9658 (Canada/U.S. toll free) or 1-412-317-0088 (International toll) and enter passcode 9548696.
The unaudited interim Condensed consolidated financial statements and Management’s Discussion and Analysis (MD&A) are available on our website at www.TCEnergy.com and will be filed today under TC Energy's profile on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov.
About TC Energy
We are a leader in North American energy infrastructure, spanning Canada, the U.S. and Mexico. Every day, our dedicated team proudly connects the world to the energy it needs, moving over 30 per cent of the cleaner-burning natural gas used across the continent. Complemented by strategic ownership and low-risk investments in power generation, our infrastructure fuels industries and generates affordable, reliable and sustainable power across North America, while enabling LNG exports to global markets.
Our business is based on the connections we make. By partnering with communities, businesses and leaders across our extensive energy network, we unlock opportunity today and for generations to come.
TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at TCEnergy.com.

Forward-Looking Information
This release contains certain information that is forward-looking and is subject to important risks and uncertainties and is based on certain key assumptions. Forward-looking statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate" or other similar words. Forward-looking statements in this document may include, but are not limited to, statements related to expectations with respect to expected comparable EBITDA, comparable earnings in total and per common share and the sources and drivers thereof, expectations with respect to anticipated capital expenditures and net capital expenditures and the timing thereof, expectations with respect to identified approved projects, including associated capital expenditures, timelines, and outcomes, expectations with respect to completed projects and expected impacts thereof, expectations with respect to the approximate value of projects to be placed in-service in 2025 and 2026, expectations with respect to identified FERC rate cases, including timelines, processes and outcomes, expectations with respect to our strategic priorities, and the execution thereof, expectations with respect to our ability to maximize the value of our assets through safety and operational excellence, expected cost and schedules for planned projects, including projects under construction and in development and the associated capital expenditures, expectations about energy demand levels and drivers thereof, expectations about our ability to execute our identified portfolio of growth projects and ensure financial strength and agility, our ability to deliver low-risk, solid growth and repeatable performance, expected industry, market and economic conditions, and ongoing trade negotiations, including their expected impact on our business, customers and suppliers. Our forward-looking information is subject to important risks and uncertainties and is based on certain key assumptions. Forward-looking statements and future-oriented financial information in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and the 2024 Annual Report filed under TC Energy's profile on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission at www.sec.gov and the "Forward-looking information" section of our Report on Sustainability which is available on our website at www.TCEnergy.com.

Non-GAAP and Supplementary Financial Measure
This release contains references to the following non-GAAP measures: comparable EBITDA, comparable earnings, comparable earnings per common share and comparable funds generated from operations. These non-GAAP measures do not have any standardized meaning as prescribed by GAAP and therefore may not be comparable to similar measures presented by other entities. These non-GAAP measures are calculated by adjusting certain GAAP measures for specific items we believe are significant but not reflective of our underlying operations in the period. These comparable measures are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable except as otherwise described in the Condensed consolidated financial statements and MD&A. Refer to: (i) each business segment and the discontinued operations section for a reconciliation of comparable EBITDA to segmented earnings (losses); (ii) Consolidated results section and the discontinued operations section for reconciliations of comparable earnings and comparable earnings per common share to Net income attributable to common shares and Net income per common share, respectively; and (iii) Financial condition section for a reconciliation of comparable funds generated from operations to Net cash provided by operations. Refer to the Non-GAAP Measures section of the MD&A in our most recent quarterly report for more information about the non-GAAP measures we use. The MD&A is included with, and forms part of, this release. The MD&A can be found on SEDAR+ at www.sedarplus.ca under TC Energy's profile.
This release contains references to build multiple, which is non-GAAP ratio which is calculated using capital expenditures and comparable EBITDA, of which comparable EBITDA is a non-GAAP measure. We believe build multiple provides investors with a useful measure to evaluate capital projects.
This release also contains references to net capital expenditures, which is a supplementary financial measure. Net capital expenditures represent capital costs incurred for growth projects, maintenance capital expenditures, contributions to equity investments and projects under development, adjusted for the portion attributed to non-controlling interests in the entities we control. Net capital expenditures reflect capital costs incurred during the period, excluding the impact of timing of cash payments. We use net capital expenditures as a key measure in evaluating our performance in managing our capital spending activities in comparison to our capital plan.

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